SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
         _____________________________________________________

                                FORM 15

       Certification and Notice of Termination of Registration
        under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13
          and 15(d) of the Securities Exchange Act of 1934.

                  Commission File Number: 1-6184

               Total Petroleum (North America) Ltd.
      (Exact name of registrant as specified in its charter)

          Total Tower, 900 19th Street, Denver, CO  80202
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common stock, no par value
     (Title of each class of securities covered by this form)

                                None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [  ]      Rule 12h-3(b)(1)(ii)     [  ]
     Rule 12g-4(a)(1)(ii)[  ]      Rule 12h-3(b)(2)(i) [X]
     Rule 12g-4(a)(2)(i) [X]       Rule 12h-3(b)(2)(ii)     [  ]
     Rule 12g-4(a)(2)(ii)[  ]      Rule 15d-6               [  ]
     Rule 12h-3(b)(1)(i) [  ]

     Approximate number of holders of record of each class covered by this form as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Total Petroleum (North America) Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  September 25, 1997           /s/ William R. Klesse
                                        William R. Klesse
                                        Executive Vice President